Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-75380

PROSPECTUS SUPPLEMENT NO. 5
DATED MAY 17, 2002
TO
PROSPECTUS DATED JANUARY 18, 2002

FINISAR CORPORATION

$125,000,000
of
5 1/4% Convertible Subordinated Notes
due October 15, 2008
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

        This prospectus supplement supplements the prospectus dated January 18, 2002 of Finisar Corporation relating to the public offering and sale by the selling securityholders described below. This prospectus supplement contains information on ownership of the principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

        SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The table and related footnotes on pages 43, 44 and 45 of the prospectus setting forth information concerning the selling securityholders are amended (a) to replace the information for Deutsche Banc Alex Brown Inc. (renamed Deutsche Bank Securities Inc.) set forth in that table with the information for Deutsche Bank Securities Inc. set forth below and (b) to add information for additional selling securityholders as follows:

	Principal Amount of Notes			Number of Shares of Common Stock
Selling Securityholder (1)	Beneficially Owned and Offered Hereby (1)		Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
Deutsche Banc Securities Inc.	$18,250,000	(3)	14.6%	3,306,159	3,306,159	0
One Wall Street Partners LP	18,000		*	3,260	3,260	0
PSAM Allegro Partners LP	114,000		*	20,652	20,652	0
PSAM GPS Fund Ltd.	56,000		*	10,144	10,144	0
PSAM GPS Minneapolis TMA	35,000		*	6,340	6,340	0
PSAM GPS Texas LLC	24,000		*	4,347	4,347	0
PSAM Panorama Fund Ltd.	595,000		*	107,789	107,789	0
PSAM Worldarb Fund Ltd.	251,000		*	45,471	45,471	0
PSAM Worldarb Partners L.P.	177,000		*	32,065	32,065	0
Spartan Partners L.P.	147,000		*	26,603	26,603	0
Westbay International Corp.	406,000		*	73,550	73,550	0
WSCI Limited Partners LP	677,000		*	122,644	122,644	0

*
Less than 1%.

(1)
Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided to us the information regarding their notes.

(2)
Assumes a conversion price of $5.52 per share, and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
This securityholder has previously sold $5,000,000 principal amount of notes pursuant to the prospectus.

        Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

The date of this prospectus supplement is May 17, 2002.